November 21, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The World Funds, Inc. (the “Company”)
File Nos. 811-8255 and 333-29289
Toreador International Fund (the “Fund”)

Dear Mr. Brown:

This correspondence is being filed in response to your October 29, 2012 oral comments provided to Karen Shupe of Commonwealth Shareholder Services, Inc., regarding the Company’s preliminary proxy statement filed on October 19, 2012 on Schedule 14A for the purpose of soliciting shareholder approval of a new investment advisory agreement between the Company on behalf of the Fund, and Toreador Research & Trading, LLC (“Toreador”). For your convenience and reference, the comments have been summarized in this letter and the Company’s response provided below each such comment. Contemporaneously, with this letter, which is being submitted to you in a correspondence filing, the Company is filing the definitive proxy statement on Schedule 14A for the purpose of incorporating your comments as described in this letter, and to make other minor and conforming changes.

1.	Comment: In the Question and Answers Section, regarding the question “Why Am I Being Asked to Vote on a New Advisory Agreement?”, please clarify that there is a new investment advisor as well as a change in the time periods covered.

Response: The Company has revised this answer as requested.

2.	Comment: In the Question and Answers Section, regarding the question “Why Am I Being Asked to Vote on a New Advisory Agreement?”, please clarify that termination of the Old Agreement has already taken place.

Response: The Company has revised this answer as requested.

3.	Comment: In the Question and Answers Section, regarding the question “Why Am I Being Asked to Vote on a New Advisory Agreement?”, please note what happened to the previous Advisor.

Response: The Company has revised this answer as requested.

4.	Comment: In the Question and Answers Section, regarding the question “What Happens If the New Agreement is Not Approved?”, please advise if there would be consideration of a new advisor if this New Agreement is not approved by shareholders.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
November 21, 2012

Response: The Board of Directors has not considered another advisor at this time and therefore the Company does not believe it would be prudent to indicate such a possibility to the shareholders.

5.	Comment: Include the meeting time on the Proxy Statement notice.

Response: The meeting time has been added to the Proxy Statement.

6.	Comment: Include page numbers on the document.

Response: Page numbers have been added to the document.

7.	Comment: In the General Information section, in the second paragraph, disclose the expected costs of proxy solicitation.

Response: The expected costs have been added.

8.	Comment: In the Proposal – Consideration of the New Investment Advisory Agreement section, in the second paragraph, indicate why TMIA, the previous adviser, resigned.

Response: The advisor did not state a reason for his resignation and therefore none has been disclosed.

9.	Comment: In the Proposal – Consideration of the New Investment Advisory Agreement section, sub-section The Resignation of Third Millennium Investment Advisors, LLC, indicate the date of the termination of the Old Agreement.

Response: The date has been added.

10.	Comment: In the Proposal – Consideration of the New Investment Advisory Agreement section, sub-section Termination of Old Agreement, disclose the date of the Old Agreement and note the last date such agreement was submitted to shareholders and for what purpose.

Response: Such information has been added as requested.

11.	Comment: Pursuant to Item 22c9, if a change in the investment advisory fee is sought, state the aggregate amount of the investment adviser’s fee during the last year; the amount that the adviser would have received had the proposed fee been in effect; and the difference between the amounts as a percentage of the amounts stated.

Response: Such information has been added to the Proposal – Consideration of the New Investment Advisory Agreement section, sub-section Information on Investment Advisory Fees, as requested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
November 21, 2012

12.	Comment: Pursuant to Item 22c13, for the most recently completed fiscal year, state the aggregate amount of commissions paid to any Affiliated Broker and the percentage of the Fund’s aggregate brokerage commissions paid to any such Affiliated Broker.

Response: There were no such payments made; therefore, none to disclose.

13.	Comment: Pursuant to Item22c14, disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). State whether these services will continue to be provided after the investment advisory contract is approved.

Response: There were no such other payments or services provided and therefore none disclosed.

14.	Comment: Pursuant to Item22c10, if the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser’s compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response: The Investment Advisor does not act as such to another Fund having a similar investment objective; therefore, no such disclosure made.

15.	Comment: Pursuant to Item22c11, discuss in more relevant and specific details the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve the investment advisory contract.

Response: The Proposal – Consideration of the New Investment Advisory Agreement section, sub-section Recommendation of Directors, has been revised as requested.

  *           *            *

Mr. Kieran Brown
U.S. Securities and Exchange Commission
November 21, 2012

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 267-7417 regarding the responses contained in this letter.

Sincerely,

/s/ Karen M. Shupe

Karen M. Shupe
Secretary
The World Funds, Inc.

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